

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2013

Via E-Mail
Mr. Donald W. Hohman, Sr.
Chief Executive Officer
Whoopass Poker Corporation
8880 West Sunset Road, 3rd Floor
Las Vegas, NV 89148

   Re: Whoopass Poker Corporation
     Amendment No. 1 to Item 4.02 Form 8-K
     Filed June 25, 2013
     File No. 0-54724

Dear Mr. Hohman:

   We have reviewed your amended filing and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 8-K dated May 31, 2013

Item 4.02 – Non-reliance on Previously Issued Financial Statements

1. Please refer to prior comment 1. We note that you state when the annual report on Form 10-K was filed (May 28, 2013) and when it came to your attention that the report was filed in error by your filing agent (May 31, 2013). However, you do not disclose when you concluded that your financial statements should no longer be relied upon. Further, although you indicate that "the financial statements contained in [that] Report should not be relied upon", you are required to specifically identify the financial statements and years or periods covered that should no longer be relied upon.

2. We note the additional language provided in the third paragraph in response to prior comment 3 which affirms that you have concluded that your internal control over financial reporting is effective. However, we also note that the erroneous filing made by

your filing agent represents a material weakness in your internal controls over financial reporting. In this regard, please note that the guidance in Item 308(a)(3) of Regulation S-K prohibits a conclusion that internal control over financial reporting is effective when management has identified one or more material weaknesses. In your amended Form 10-K, please include a corrected report on your internal control over financial reporting. Otherwise, explain to us why such disclosure is not required and why the filing agent's error does not represent a material weakness.

3.   We note that you did not file a written correspondence which would include addressing all of the acknowledgments previously requested. Please provide in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief